

Mail Stop 4631

July 22, 2010

Martin J. Landon
Executive Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

> **Re:** **Kinetic Concepts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 1-9913**

Dear Mr. Landon:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 1. Business, page 4
Information With Respect To Our Business In General, page 24
Intellectual Property, page 24

1.   We note your response to comment one in our letter dated June 10, 2010. Please tell us what consideration you have given to discussing in your filings the potential impact of the expiration of the Wake Forest patents on your future operating results. In addition, please revise your risk factor disclosure in future

filings to clarify that the patents expiring in 2012 and 2014 are those that you license from Wake Forest.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 21
Elements of Compensation, page 23

2.   We note from your response to comment 13 in our letter dated June 10, 2010, that your compensation committee "set target bonus percentages for Ms. Burzik, Mr. Landon, Mr Genau, Ms. Colleran and Mr. Seidel [at] the 63rd, 69th, 80th and 62nd percentile" levels. In future filings, in addition to your proposed disclosure, please also disclose where actual bonuses awarded to your named executive officers fell relative to benchmarked levels.

Certain Relationships and Related Transactions, page 52
Review, Approval and Ratification of Transactions with Related Persons, page 52

3.   We note your draft disclosure in response to comment 16 in our letter dated June 10, 2010. Please describe in future filings the standards applied by your Audit and Compliance Committee to determine whether or not to approve or ratify transactions with related persons. See Item 404(b)(1)(ii) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding our comments on the financial statements and related items. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief